FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 9, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Re: Distribution of Offices: Chairman and Vice Chairman / Appointment of Audit Committee members

Dear sirs:

This is to inform you that on March 3, 2007 the Company’s Board of Directors appointed Décio Fabrício Oddone da Costa and Daniel Lima de Oliveira as Chairman and Vice Chairman, respectively.

In addition, the Board of Directors at the above referenced meeting resolved to appoint the members of the Audit Committee, mostly composed of independent Directors according to the Argentine Securities Commission Regulations, and appointed Cedric Bridger, Ignacio R. Arrieta and Santiago Montezanti as regular members and Horacio T. Liendo (n), as alternate member of such Audit Committee, with the abstention, in each case, of the directors involved.

Sincerely,

MARCELO GARGANO

Market Relations

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/09/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney